Exhibit (d)(22)

August 4, 2012

SurModics, Inc.

9924 West 74th Street

Eden Prairie, MN 55344

Dear Board of Directors:

In connection with the modified “Dutch auction” tender offer (the “Offer”) proposed to be made by SurModics, Inc (the “Company”), as announced by the Company on August 1, 2012, the undersigned hereby agrees that if the undersigned is an “interested shareholder,” as defined in the Minnesota Business Corporation Act (the “MBCA”), immediately prior to the time that shares of the Company’s common stock are accepted for payment in the Offer, the undersigned will tender in the Offer no more than the maximum number of shares of common stock purchasable by the Company under Section 302A.673 of the MBCA.

Sincerely,

Starboard Value and Opportunity Fund Ltd.

By:       /s/ Jeff Smith

Name: Jeff Smith

Its:       Authorized Signatory